Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use, in this Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-154222) dated February 9, 2009 of China Nutrifruit Group Limited, of our auditors’ report dated August 11, 2008 relating to the financial statements of Daqing Longheda Food Company Limited as of and for the years then ended March 31, 2007 and 2008, appearing in the Prospectus, which is a part of this Registration Statement.

We hereby consent to the use in this Registration Statement of our auditor’s report dated August 11, 2008 relating to the consolidated financial statements of Fezdale Investments Limited and subsidiaries as of and for the period from August 22, 2007 (date of incorporation) to March 31 2008, appearing in the Prospectus.

We also consent to the reference of our firm under the caption "Experts" in such Prospectus.

Yours faithfully

/s/ HLB Hodgson Impey Cheng
      HLB Hodgson Impey Cheng
      February 9, 2009